Consent of Independent Registered Public Accounting Firm

To the Plan Administrator of the
SunEdison Retirement Savings Plan
St. Peters, Missouri

We consent to incorporation by reference in the Registration Statement (Form S-8 No. 333-19159) of our report dated June 26, 2014, relating to the statements of net assets available for benefits of the SunEdison Retirement Savings Plan as of December 31, 2013 and 2012, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule of assets (held at end of year) as of December 31, 2013, which report appears in the December 31, 2013 Annual Report on Form 11-K of the SunEdison Retirement Savings Plan.

/s/ Brown Smith Wallace LLC

St. Louis, Missouri
June 26, 2014